                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                                 GLOBALINK, INC.
                                (Name of Issuer)

                         Common Stock ($0.01 par value)
                         (Title of Class of Securities)

                                    37936V102
                                 (CUSIP Number)


Paul W. Enoch, Jr.                    Copy To:  Elizabeth E. Moore
330 Commmerce Street                            Stokes & Bartholomew, P.A.
Nashville, Tennessee 37201                      424 Church Street, 28th Floor
615-748-9623                                    Nashville, Tennessee 37201-2386



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 7, 1997
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on following pages)








                               (Page 1 of 6 Pages)

CUSIP No.  37936V102            SCHEDULE 13D   Page     2     of    6     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

              PAUL W. ENOCH, JR. (SS####-##-####)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

              USA
          ---------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of
                               369,200
  Shares               --------------------------------------------------------
                       (8)     Shared Voting Power
 Beneficially
                               --
  Owned by             --------------------------------------------------------
                       (9)     Sole Dispositive Power
    Each
                               369,200
  Reporting            --------------------------------------------------------
                       (10)    Shared Dispositive Power
 Person With
                               --
                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          369,200
          ---------------------------------------------------------------------
 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*


          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)

          6.4%
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                           PAGE   2   OF  6   PAGES
                                -----   -----

                                 GLOBALINK, INC.

                         AMENDMENT NO. 1 TO SCHEDULE 13D

                  Reference is hereby made to the Schedule 13D
          originally filed with the Securities and Exchange Commission on January 30, 1997. Terms defined in the Schedule 13D
                           are used herein so defined.

Item 1. Security and Issuer.

     This statement (the "Statement") relates to the Common Stock (the "Common Stock") of Globalink, Inc., a Deleware corporation (the "Issuer"), which has its principal executive offices at 9302 Lee Highway, Fairfax, Virginia 22031.

Item 2. Identity and Background.

     (a) This statement is filed by Paul W. Enoch, Jr. ("Enoch").

     (b) Enoch's business address is 330 Commerce Street, Nashville, Tennessee 37201.

     (c) Enoch is employed as a securities broker with J.C. Bradford & Co., a private investment company doing business in Nashville, Tennessee, with an address of 330 Commerce Street, Nashville, Tennessee 37201.

     (d) Enoch has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Enoch has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Enoch is a citizen of the United States.

Item 3. Source and Amount of Funds or other Consideration.

     Item 3 is hereby amended and restated in its entirety as follows:

     The amount of the funds used in purchasing the securities reported as beneficially owned in Item 5 hereof was approximately $1,297,637. Enoch used personal funds to purchase said securities.

Item 4. Purpose of Transaction.

     Enoch purchased the Securities as an investment opportunity.


                               (Page 3 of 6 Pages)

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) Enoch is the beneficial owner of 369,200 shares of Common Stock (approximately 6.4% of the shares of Common Stock of the Issuer).

     (b) Enoch is the beneficial owner of all of the shares of Common Stock to which this Statement relates held in his name, and has sole power to vote and dispose of all such shares.

     (c) Enoch has effected the following transactions in the Issuer's securities since the most recent filing on Schedule 13D:

          DATE                        # OF SHARES                    PRICE/SHARE
         01/28/97                       5,000.00                         3.94
         01/29/97                       5,000.00                         3.93
         01/29/97                       5,000.00                         4.00
         01/31/97                       6,000.00                         4.19
         02/10/97                       1,200.00                         3.59
         03/06/97                         600.00                         3.81
         03/06/97                       3,000.00                         3.94
         03/06/97                       4,000.00                         3.87
         03/06/97                         400.00                         3.76
         03/07/97                       3,000.00                         4.33
         03/10/97                      10,000.00                         4.06
         03/10/97                         500.00                         3.96
         03/10/97                       2,300.00                         4.08
         03/24/97                       3,000.00                         3.57
         04/02/97                      10,500.00                         3.30
         04/02/97                      12,300.00                         3.17
         04/03/97                       1,000.00                         3.60
         04/03/97                       3,000.00                         3.69
         04/03/97                       1,000.00                         3.82
         04/07/97                       1,000.00                         3.72
         04/07/97                       4,700.00                         3.55
         04/07/97                       7,700.00                         3.43

     (d) No person other than Enoch has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by Enoch.




                               (Page 4 of 6 Pages)

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to the Securities of the Issuer.

     None.


Item 7.  Material to be filed as Exhibits.

     None.




                               (Page 5 of 6 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    May 1, 1997                          /s/ Paul W. Enoch, Jr.
                                              --------------------------------
                                                     PAUL W. ENOCH, JR.













                               (Page 6 of 6 Pages)